UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-41425

Golden Sun Health Technology Group Limited

Profit Huiyin Square North Building 2F

Huashan 2018, Unit 1001

Xuhui District, Shanghai, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Exhibit Index

Exhibit No.	Description
99.1	Press Release - Golden Sun Health Technology Group Limited Regains Compliance with Nasdaq Continued Listing Requirement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 7, 2024

Golden Sun Health Technology Group Limited

By:	/s/ Xueyuan Weng
Name:	Xueyuan Weng
Title:	Chief Executive Officer

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